

Mail Stop 4631

September 13, 2017

Via E-Mail
Charles A. Ross, Jr.
President and Chief Executive Officer
American Rebel Holdings, Inc.
718 Thompson Lane, Suite 108-199
Nashville, Tennessee 37204

>   **Re: American Rebel Holdings, Inc.**
>   **Form 8-K**
>   **Filed June 22, 2017**
>   **File No. 000-55728**

Dear Mr. Ross:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Blair Krueger, Esq.